UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 23, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

2nd QUARTER 2019 RESULTS

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. (“Santander Brasil”) and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “could”, “forecast”, “potential”, “will likely result”, or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

1st SANTANDER BRASIL INVESTOR DAY

São Paulo, 2019

08 - October
033 Rooftop
Santander Theater

Santander

EXPERIENCE

INNOVATION

OUTLOOK

VISIT THE INVESTOR RELATIONS
WEBSITE FOR FURTHER INFORMATION

WWW.RI.SANTANDER.COM.BR

AGENDA

KEY MESSAGES

SANTANDER GROUP RESULTS

MACROECONOMIC SCENARIO

2Q19 RESULTS HIGHLIGHTS

FINAL REMARKS

Santander

AGENDA

Santander

INCREASED GENERATION OF VALUE TO SHAREHOLDERS, EVIDENCED BY A HIGHER LEVEL OF PROFITABILITY...

1H19

Revenues	+8% YoY
Allowance for Loan Losses	+3% YoY
Efficiency Ratio	39%
Recurrence Ratio	89%

ROE

21.3%

+180bps (2Q19, YoY)

EUROMONEY AWARDS FOR EXCELLENCE 2019

BEST BANK IN BRAZIL
BEST BANK IN LATIN AMERICA

R$2.0 Bi[1]

In IoC and dividends

+67% YoY

[1] We have apportioned a total of R$2.0 billion for Interest on Capital ("IoC") as follows: R$1.0 billion was apportioned in 1Q19 and paid starting from 04/29/19, while R$1.0 billion was apportioned in 2Q19, which will be paid starting from 07/31/19.

Santander

...SUPPORTED BY A **BUSINESS MODEL FOCUSED ON IMPROVING SERVICES**, WHICH HAS ALREADY REACHED HIGH LEVELS OF NPS...

Active customers *million*


24%
20.6
22.7
25.5
Jun/17
Jun/18
Jun/19

Loyal customers *million*

5.4

+13% YoY

Digital customers *million*

12.7

+30% YoY

Active customers base **grows for the 49th consecutive month**

nps

59 points

+8 points YoY

KEY MESSAGES

Santander

...PROVIDES CONSISTENT AND PROFITABLE MARKET SHARE GAINS...

Loans[1]

9.5%
+37 bps YoY

Deposits[1,2]

11.1%
+56 bps YoY

Cards
13.4%[1]
(+86 bps YoY)



SMEs
8.3%[1]
(+27 bps YoY)

Vehicles
25.3%[3]
(+31 bps YoY)





Payroll Loans
10.5%[1]
(+117 bps YoY)





Agri - LCA
9.2%[1,4]
(+269 bps YoY)

[1] BACEN, May/19; [2] Including demand, time and saving deposits, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Secured Real Estate Notes (LIG); [3] Auto Loans for Individuals. [4]In LCA.

Santander

...AND ALLOWS US TO **CONTRIBUTE TO THE SOCIETY WHERE WE OPERATE**

Pioneers

in the Brazilian Financial System

We have set the goal of eliminating **the consumption of single-use plastic** by 2020...

... and **using renewable energy in 100%** of our **operations** by 2025.

We opened our branches on weekends **to promote financial guidance.**

Brazil Contribution

1H19

21% Domestic consumption of renewable energy sources

25% Women in leadership

368K Active customers - *Prospera Santander Microcrédito*

AGENDA

- **KEY MESSAGES**
- **SANTANDER GROUP** RESULTS
- **MACROECONOMIC** SCENARIO
- **2Q19 RESULTS** HIGHLIGHTS
- **FINAL REMARKS**

Santander

WELL-DIVERSIFIED RESULTS

Brazil contributed **29%** of 1H19 results

Brazil 29% · Spain 13% · SCF 13% · UK 11% · US 9%

Mexico 8% · Chile 6% · Portugal 5% · Poland 3%


17%
North America
38%
South America[1]
45%
Europe

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Stable

Underlying attributable profit (EUR million)


+2%
3,960
4,045
1H18
1H19

(*) Excluding Corporate Center and real estate activities in Spain. [1] Includes 3% regarding other Latam.

AGENDA

- **KEY MESSAGES**
- **SANTANDER GROUP** RESULTS
- **MACROECONOMIC** SCENARIO
- **2Q19 RESULTS** HIGHLIGHTS
- **FINAL REMARKS**

Santander

GRADUAL RECOVERY
IN ECONOMIC ACTIVITY

Consensus

GDP | *Real annual growth (%)*


1.0
1.1
0.8
2.1
2.5
2017
2018
2019 (e)
2020 (e)
2021 (e)

Interest rate | *SELIC (%)*


7.00
6.50
5.50
5.75
7.00
2017
2018
2019 (e)
2020 (e)
2021 (e)

Inflation | *IPCA (%)*


3.0
3.8
3.8
3.9
3.8
2017
2018
2019 (e)
2020 (e)
2021 (e)

Exchange rate | *(R$/US$)*


3.30
3.87
3.75
3.80
3.85
2017
2018
2019 (e)
2020 (e)
2021 (e)

Sources: Brazilian Central Bank, IBGE and Focus Research projections (07/19/2019).

Santander

AGENDA

Santander

SUSTAINABLE GROWTH IN THE QUARTER AND IN THE YEAR, LEVERAGED BY A WELL-DEFINED BUSINESS MODEL

Net profit reaches R$7.1 billion in 1H19, growing 21% YoY


(R$ million)
20%
4%
21%
3,025
3,108
3,405
3,485
3,635
5,884
7,120
2Q18
3Q18
4Q18
1Q19
2Q19
1H18
1H19

Sustainable profitability based on:

- **Increase in the active customer base for the 49th consecutive month and greater loyalty**
- **Positive loan portfolio performance**
- **Resilience of our risk mode**
- **Costs under control**

Santander

Managerial P&L *(R$ million)*

	1H19	1H18	12M	2Q19	1Q19	3M
Net Interest Income	22,085	20,623	7.1%	11,327	10,758	5.3%
Fees	9,184	8,409	9.2%	4,655	4,529	2.8%
Total Revenues	**31,269**	**29,032**	**7.7%**	**15,982**	**15,287**	**4.5%**
Allowance for Loan Losses	(5,422)	(5,256)	3.2%	(2,826)	(2,596)	8.8%
General Expenses	(10,316)	(9,672)	6.7%	(5,214)	(5,102)	2.2%
Others	(5,182)	(4,718)	9.8%	(2,699)	(2,483)	8.7%
Profit Before Taxes	**10,349**	**9,386**	**10.3%**	**5,242**	**5,106**	**2.7%**
Taxes and Minority Interest	(3,228)	(3,502)	-7.8%	(1,607)	(1,621)	-0.8%
Managerial Net Income	**7,120**	**5,884**	**21.0%**	**3,635**	**3,485**	**4.3%**

Santander

NII SHOWS GOOD EVOLUTION IN THE YEAR AND IN THE **QUARTER, ESPECIALLY IN LOANS**

Net Interest Income Breakdown *(R$ million)*



8%
5%
7%
10,460
10,629
10,747
10,758
11,327
20,623
22,085
2,383
2,490
2,504
2,494
2,647
5,032
5,140
900
956
995
951
989
1,705
1,940
7,177
7,183
7,248
7,314
7,692
13,886
15,005
2Q18
3Q18
4Q18
1Q19
2Q19
1H18
1H19
Loan
Funding
Other

Interest income | Ratios



Loan
10.2%
9.7%
9.7%
9.9%
10.0%
Funding
1.3%
1.3%
1.4%
1.3%
1.3%
2Q18
3Q18
4Q18
1Q19
2Q19

Selic Interest Rate Target | Average

6.5%	6.5%	6.5%	6.5%	6.5%

Santander

LOAN PORTFOLIO RISES 9% IN YEAR AS **RETAIL REMAINS THE TOP PERFORMER**

Loan Portfolio *(R$ billion)*



9%
2%
290.5
298.4
305.3
310.7
317.6
41.3%
15.6%
11.6%
31.5%
42.0%
15.8%
11.6%
30.6%
43.4%
16.4%
11.7%
28.5%
44.0%
16.5%
11.5%
28.0%
44.6%
16.7%
11.7%
27.0%
Jun.18
Sep.18
Dec.18
Mar.19
Jun.19
Individuals
Consumer Finance
SMEs
Corporate

R$ million	Jun 19	Jun 18	12M	3M
Individuals	141,431	119,837	18.0%	3.6%
Consumer Finance	53,156	45,369	17.2%	3.4%
SMEs	37,131	33,757	10.0%	3.6%
Corporate	85,906	91,516	-6.1%	-1.1%
Total	**317,625**	**290,479**	**9.3%**	**2.2%**
Other Transactions[1]	76,507	77,766	-1.6%	0.4%
Expanded Portfolio	**394,132**	**368,245**	**7.0%**	**1.9%**

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets, as well as sureties and guarantees.

Santander

FUNDING FROM CUSTOMERS MAINTAINS **SOLID PERFORMANCE IN THE QUARTER AND CLIMBS 8% IN THE YEAR, HIGHLIGHTED BY TIME DEPOSITS**

Funding from Customers *(R$ billion)*


8%
5%
324.9
337.0
332.3
336.1
351.4
Jun.18
Sep.18
Dec.18
Mar.19
Jun.19

R$ million	Jun 19	Jun 18	12M	3M
Demand Deposits	20,521	17,369	18.1%	14.4%
Savings Deposits	46,575	42,571	9.4%	0.8%
Time Deposits + Debentures[1]	247,623	231,590	6.9%	5.9%
Financial Bills[2]	36,636	33,348	9.9%	-3.8%
Funding from Customers	**351,354**	**324,879**	**8.1%**	**4.5%**
(-) Reserve Requirements	(74,858)	(69,416)	7.8%	4.2%
Others	77,050	75,802	1.6%	7.2%
Total Funding	**353,547**	**331,265**	**6.7%**	**5.2%**
Funds	315,008	302,162	4.3%	4.2%
Total Funding + AUM	**668,554**	**633,427**	**5.5%**	**4.7%**

[1] Including Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA) and Secured Real Estate Notes (LIG). [2] Including Structured Transaction Certificates (COE).

Santander

CUSTOMER BASE AND TRANSACTIONALITY UNDERPIN FEE GROWTH



Fees (R$ million)
4,275
4,135
4,725
4,529
4,655
8,409
9,184
9%
3%
9%
2Q18
3Q18
4Q18
1Q19
2Q19
1H18
1H19

R$ million	1H19	1H18	12M	3M
Asset Management	516	510	1.3%	5.9%
Current Account	1,893	1,624	16.5%	8.1%
Lending Operations	666	785	-15.2%	5.2%
Insurance	1,514	1,338	13.2%	4.9%
Cards	3,151	2,767	13.9%	-7.8%
Collections Services	753	753	0.0%	0.5%
Securities Placement, Custody and Brokerage	477	353	35.2%	49.0%
Other	213	280	-23.9%	16.3%
Total	**9,184**	**8,409**	**9.2%**	**2.8%**

Santander

LOAN PORTFOLIO QUALITY KEEPS **INDICATORS AT CONTROLLED LEVELS**

NPL from 15 to 90 days


5.7%
5.6%
5.5%
5.7%
5.8%
4.2%
4.0%
4.2%
4.1%
4.2%
2.4%
2.1%
2.6%
1.8%
1.9%
Jun.18
Sep.18
Dec.18
Mar.19
Jun.19

NPL over 90 days


3.8%
3.8%
3.9%
3.9%
3.9%
2.8%
2.9%
3.1%
3.1%
3.0%
1.7%
1.9%
1.9%
1.9%
1.8%
Jun.18
Sep.18
Dec.18
Mar.19
Jun.19

Coverage Ratio over 90 days


201%
195%
191%
Dec.18
Mar.19
Jun.19

Individuals — Total — Corporate & SMEs

Santander

PROVISIONS AND COST OF CREDIT REMAIN UNDER CONTROL, SUSTAINED BY SOUND RISK MANAGEMENT


Allowance for loan losses (R$ million) and Cost of credit (%)
3.2%
3.1%
3.5%
3.0%
3.2%
2,604
2,618
2,986
2,596
2,826
3,181
3,126
3,557
3,042
3,416
(577)
(508)
(571)
(446)
(590)
2Q18
3Q18
4Q18
1Q19
2Q19
3.3%
3.1%
5,256
5,422
6,385
6,458
(1,129)
(1,036)
1H18
1H19
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

Santander

GREATER PRODUCTIVITY CONTRIBUTES **TO IMPROVE EFFICIENCY RATIO**

Expenses *(R$ million)*



7%
2%
7%
4,867
556
4,311
5,020
569
4,452
5,487
589
4,898
5,102
580
4,522
5,214
594
4,620
9,672
1,104
8,568
10,316
1,174
9,143
2Q18
3Q18
4Q18
1Q19
2Q19
1H18
1H19
General Expenses
Depreciation and Amortization

R$ million	1H19	1H18	12M	3M
General Expenses	9,143	8,568	6.7%	2.2%
Administrative Expenses	4,512	3,973	13.5%	4.8%
Personnel Expenses	4,631	4,595	0.8%	-0.3%
Depreciation and Amortization	1,174	1,104	6.3%	2.4%
Total	**10,316**	**9,672**	**6.7%**	**2.2%**

Santander

Efficiency Ratio


39.6%
39.8%
38.9%
-0.7p.p. YoY
39.8%
39.4%
-0.4p.p. YoY
2Q18
1Q19
2Q19
1H18
1H19

Recurrence Ratio


87.8%
88.8%
89.3%
+1.5p.p. YoY
86.9%
89.0%
+2.1p.p. YoY
2Q18
1Q19
2Q19
1H18
1H19

ROAA


1.7%
1.7%
1.8%
+0.1p.p. YoY
1.6%
1.7%
+0.1p.p. YoY
2Q18
1Q19
2Q19
1H18
1H19

ROAE


19.5%
21.1%
21.3%
+1.8p.p. YoY
19.3%
21.3%
+2.0p.p. YoY
2Q18
1Q19
2Q19
1H18
1H19

Santander

COMFORTABLE CAPITAL AND LIQUIDITY LEVELS


BIS Ratio
14.8%
15.4%
16.2%
12.4%
13.2%
14.0%
Jun. 18
Mar. 19
Jun.19
Índice de Basileia
CET1


Loans/
Funding from Customers
89.4%
92.4%
90.4%
Jun.18
Mar.19
Jun.19

We declared IoC

1H19 | R$ 2.0 Bi[1]

[1] We have apportioned a total of R$ 2.0 billion for Interest on Capital ("IoC") as follows: R$1.0 billion was apportioned in 1Q19 and paid starting from 04/29/19, while R$1.0 billion was apportioned in 2Q19, which will be paid starting from 07/31/19.

AGENDA

Santander

SOLID BUSINESS MODEL, **FOCUSED ON CUSTOMERS IN A PROFITABLE AND RESPONSIBLE MANNER**, SUPPORTED BY OUR PEOPLE AND GENERATING **HIGHER VALUE TO SHAREHOLDERS**

- Total revenues rise 8% YoY in 1H19
- Active and preventive risk management reflects on loan quality indicators
- Continuous focus on raising productivity, with an improved efficiency ratio in 1H19
- Net profit advances 21% YoY in 1H19
- Highest half-year jump in dividends and IoC in the Bank's history

ROE 21.3%, +180bps (2Q19, YoY)

R$ 2bi in IoC and dividends **+67%** YoY

Santander

THE SANTANDER ECOSYSTEM


Return
Corporate
Acionistas
getnet
PROSPERA
Negócios e Empresas
FAROL
TEATRO Santander
033 rooftop
Corporate & Investment Banking
Santander
LOOP
webmotors
Banco PSA
Financiamentos
Auto
Banco RCI
Private Banking
Asset Management
Securities Services
Universidades
universia
esfera
ben
Van Gogh
Select
olé
superdigital
ZURICH Santander
AQUANIMA

APPENDIX



APPENDIX

Santander

Managerial P&L (R$ million)	1H19	1H18	Abs.	12M
Net Interest Income	22,085	20,623	1,462	7.1%
Allowance for Loan Losses	(5,422)	(5,256)	(166)	3.2%
Net Interest Income After Loan Losses	16,663	15,367	1,296	8.4%
Fees	9,184	8,409	775	9.2%
General Expenses	(10,316)	(9,672)	(644)	6.7%
Personnel Expenses + Profit Sharing	(4,631)	(4,595)	(36)	0.8%
Administrative Expenses	(5,685)	(5,077)	(608)	12.0%
Tax Expenses	(2,072)	(1,988)	(84)	4.2%
Other Income (expenses)	(3,020)	(2,766)	(255)	9.2%
Investments in Affiliates and Subidiaries	22	9	13	0.0%
Non-Operating Income	(111)	27	(139)	-508.4%
Profit Before Taxes	10,349	9,386	962	10.3%
Income Tax and Social Contribution Tax	(3,047)	(3,329)	282	-8.5%
Minority Interest	(181)	(173)	(8)	4.5%
Net Profit	7,120	5,884	1,237	21.0%

APPENDIX

Santander

Managerial P&L *(R$ million)*	**2Q18**	**3Q18**	**4Q18**	**1Q19**	**2Q19**
Net Interest Income	**10,460**	**10,629**	**10,747**	**10,758**	**11,327**
Allowance for Loan Losses	(2,604)	(2,618)	(2,986)	(2,596)	(2,826)
Net Interest Income After Loan Losses	**7,856**	**8,011**	**7,761**	**8,162**	**8,501**
Fees	4,275	4,135	4,725	4,529	4,655
General Expenses	(4,867)	(5,020)	(5,487)	(5,102)	(5,214)
Personnel Expenses + Profit Sharing	(2,286)	(2,331)	(2,387)	(2,319)	(2,312)
Administrative Expenses	(2,581)	(2,690)	(3,100)	(2,783)	(2,902)
Tax Expenses	(1,024)	(1,004)	(1,041)	(1,048)	(1,025)
Other Income (expenses)	(1,432)	(1,113)	(1,555)	(1,447)	(1,573)
Investments in Affiliates and Subidiaries	6	5	5	11	10
Non-Operating Income	15	6	160	0	(112)
Profit Before Taxes	**4,829**	**5,020**	**4,567**	**5,106**	**5,242**
Income Tax and Social Contribution Tax	(1,714)	(1,825)	(1,038)	(1,529)	(1,518)
Minority Interest	(90)	(87)	(124)	(92)	(89)
Net Profit	**3,025**	**3,108**	**3,405**	**3,485**	**3,635**

APPENDIX

Santander

***Balance Sheet** – Assets (R$ million)*	**Jun.18**	**Sep.18**	**Dec.18**	**Mar. 19**	**Jun.19**
Current and Long-Term Assets	**728,300**	**759,235**	**794,664**	**791,371**	**823,718**
Cash and Cash Equivalents	11,884	14,945	11,629	9,516	13,336
Interbank Investments	53,295	56,923	56,812	33,632	38,899
Securities and Derivative Financial Instruments	187,417	179,682	194,465	195,477	202,991
Interbank Accounts	90,695	92,619	92,443	91,671	94,850
Lending Operations	272,496	280,894	287,129	292,613	296,699
Allowance for Loan Losses	(18,096)	(18,224)	(18,789)	(18,700)	(18,491)
Other Receivables	109,859	131,545	149,507	165,938	174,531
Other Assets	2,654	2,626	2,680	2,524	2,413
Permanent Assets	**10,771**	**10,754**	**11,155**	**12,308**	**12,540**
Investments	299	342	338	349	352
Fixed Assets	6,346	6,266	6,498	6,578	6,807
Intangibles	4,127	4,146	4,319	5,381	5,381
Goodwill net of amortization	796	727	662	595	1,789
Others	3,331	3,420	3,658	4,787	3,592
Total Assets	**739,071**	**769,990**	**805,819**	**803,679**	**836,258**
Total Assets (Excluding Goodwill)	**738,275**	**769,263**	**805,158**	**803,085**	**834,469**

APPENDIX

Santander

Balance Sheet *– Liabilities and Equity (R$ million)*

	Jun.18	Sep.18	Dec.18	Mar. 19	Jun.19
Current and Long-Term Liabilities	**673,248**	**701,989**	**738,179**	**733,278**	**763,716**
Deposits	241,754	250,593	252,072	252,362	268,256
Demand Deposits	17,369	17,421	18,832	17,940	20,521
Savings Deposits	42,571	44,429	46,068	46,211	46,575
Interbank Deposits	4,199	4,111	3,065	3,110	3,852
Time Deposits	177,611	184,626	184,098	185,096	197,301
Other Deposits	4	6	9	6	6
Money Market Funding	133,155	117,545	131,820	109,291	102,516
Funds from Acceptance and Issuance of Securities	77,045	82,221	82,113	85,847	88,147
Interbank Accounts	1,732	1,918	284	1,934	2,104
Interbranch Accounts	2,854	3,593	3,466	2,955	3,173
Borrowings	46,559	50,697	32,672	43,919	48,504
Domestic On-Lending-Official Institutions	14,329	13,531	13,267	12,946	12,490
Derivative Financial Instruments	17,793	16,932	18,900	20,742	22,785
Other Payables	138,027	164,958	203,584	203,281	215,741
Deferred Income	423	355	337	319	280
Minority Interest	2,076	2,095	2,070	1,883	1,760
Equity	63,325	65,551	65,234	68,199	70,502
Total Liabilities	**739,071**	**769,990**	**805,819**	**803,679**	**836,258**
Equity (Excluding Goodwill)	**62,529**	**64,824**	**64,572**	**67,605**	**68,713**

APPENDIX

Santander

Balance Sheet *– Loan Portfolio*

(R$ million)

	Jun. 19	Jun. 18	12M	Mar.18	3M
Individuals	**141,431**	**119,837**	**18.0%**	**136,556**	**3.6%**
Leasing / Auto Loans (*)	2,422	1,988	21.8%	2,306	5.0%
Credit Card	31,462	25,727	22.3%	30,631	2.7%
Payroll Loans	37,949	30,803	23.2%	35,630	6.5%
Mortgage	33,962	30,331	12.0%	33,283	2.0%
Agricultural Loans	5,767	5,005	15.2%	6,258	-7.8%
Personal Loans / Others	29,869	25,984	15.0%	28,448	5.0%
Consumer Finance	**53,156**	**45,369**	**17.2%**	**51,421**	**3.4%**
Corporate	**123,037**	**125,273**	**-1.8%**	**122,737**	**0.2%**
Leasing / Auto Loans	3,377	2,923	15.5%	3,253	3.8%
Real Estate	3,519	5,120	-31.3%	3,797	-7.3%
Trade Finance	26,079	26,608	-2.0%	26,457	-1.4%
On-Lending	8,585	10,654	-19.4%	8,974	-4.3%
Agricultural Loans	5,051	6,228	-18.9%	5,426	-6.9%
Working Capital / Others	76,425	73,741	3.6%	74,830	2.1%
Total	**317,625**	**290,479**	**9.3%**	**310,714**	**2.2%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 46,641MM in Jun/19, R$ 39,772MM in Jun/18 and R$ 45,172MM in Mar/19.

OUR TURNOVER HAS INCREASED BY 11%

In the last 12 months

		1H19	1H18	12M
Credit	Turnover (R$ milion)	58,102	51,823	12%
	Transactions (thousand)	480.0	406.0	18%
Debit	Turnover (R$ milion)	36,405	33,200	10%
	Transactions (thousand)	643.2	567.1	13%
Total	Turnover (R$ milion)	94,507	85,023	11%
	Transactions (thousand)	1,123.2	973.1	15%


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Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553 3300
Fax: 55 11 3553 7797
E-mails: ri@santander.com.br
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